UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HTG Molecular Diagnostics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
40434H104
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	40434H104

1	Names of Reporting Persons
Cowen Prime Advisors LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
N/A
11	Percent of class represented by amount in row (9)
0
12	Type of Reporting Person (See Instructions)
IA

Item 1.

(a)       Name of Issuer: HTG Molecular Diagnostics, Inc.

(b)       Address of Issuer’s Principal Executive Offices: 3430 East Global Loop, Tucson, AZ 85706

Item 2.

(a)	Name of Person Filing: Cowen Prime Advisors LLC
(b)	Address of Principal Business Office or, if None, Residence: 599 Lexington Avenue, Floor 21, New York, NY 10022
(c)	Citizenship: Delaware Limited Liability Corporation
(d)	Title and Class of Securities: Common Stock
(e)	CUSIP No.: 40434H104
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount Beneficially Owned: 0.00 See also, NOTES 1, 2, 3 and 4, below.

(b)       Percent of Class: 0

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0.00. See also, NOTE 1, 2, 3 and 4, below.

NOTE 1: Cowen Prime Advisors LLC (“CPA”) is a registered investment adviser under the Investment Advisers Act of 1940. In its role as investment adviser, CPA possesses discretionary investment authority to determine the identity and amount of securities to be bought and sold, including the securities reported in this schedule. All securities reported in this schedule are owned by various clients, who have retained sole proxy voting authority over all of the shares. However, CPA has sole authority to dispose of the position as appropriate. The filing of this Schedule 13G should not be construed as an admission that CPA or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any purpose other than filings required to be made under Section 13(d) of the Securities Exchange Act of 1934 and related rules.

NOTE 2: CPA reported this issuer and the same total number of shares beneficially owned by CPA as discretionary investment manager in the Information Table filed by CPA as part of its 4th quarter 2022 Form 13F filing. Source used for Shares Outstanding is Q4 2022 10-Q.

NOTE 3: Mr. Andrew Wiener, one of the portfolio managers of the CPA Samjo Investment Program (“SI”), is also the sole Managing Member of Samjo Capital, LLC and Samjo Management, LLC which serve as the General Partner and Management Company, respectively, of Samjo Partners, LP, an investment partnership (hedge fund) and HAFF Partners LP, a family investment partnership, both of which employ investment strategies that are similar to those employed in the CPA SI program. Samjo Capital, LLC, Samjo Management, LLC, Samjo Partners, LP and HAFF Partners LP are not affiliated with CPA. Mr. Wiener, along with his fellow CPA SI portfolio managers identified below, is responsible for the decision to invest client accounts of CPA SI in shares of this issuer. In addition to Mr. Wiener’s portfolio management responsibilities for CPA SI, Mr. Wiener may invest, and from time to time has, invested assets of his non-CPA clients in shares of this same issuer.  However, because these non-CPA clients are an unaffiliated outside business activity of Mr. Wiener over which CPA has no control or other relationship, CPA does not make joint filings with respect to any shares of the issuer held by any non-CPA clients. To the best of CPA’s knowledge and belief, Mr. Wiener reports the ownership of shares by such non-CPA clients separately to the extent required and is identified as the reporting person.

Mr. David Drucker is one of the portfolio managers of the CPA SI program.  Mr. Drucker shares investment discretion with Mr. Wiener with respect to the decision to invest client accounts of CPA SI in shares of this issuer.

Mr. Irwin Silverberg is the portfolio managers of CPA I.S. Value Program (“ISV”).  Mr. Silverberg shares investment discretion with Mr. Bernstein with respect to the decision to invest client accounts of CPA ISV in shares of this issuer.

Mr. Jeffrey Bernstein is one of the portfolio managers of CPA I.S. Value Program (“ISV”). Mr. Bernstein shares investment discretion with Mr. Silverberg with respect to the decision to invest client accounts of CPA ISV in shares of this issuer.

NOTE 4: In July 2021, Cowen Prime Advisors LLC filed a Succession By Amendment to Cowen Prime Services LLC.  Cowen Prime Advisors LLC is now a stand-alone SEC Registered Advisor and Regulatory Filings (Form 13F, Form 13G, etc.) will be reflected accordingly.  In August 2021, Cowen Prime Services LLC merged with Cowen and Company, LLC and Form BDW was approved December 2021.  Cowen Prime Services LLC is no longer a registered broker-dealer or registered advisor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed by CPA, in its capacity as investment adviser, are owned of record by individual clients. The clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the best of CPA’s knowledge and belief, no such client is known to have such right or power with respect to more than five percent of this class of securities. The filing of this statement shall not be construed as an admission that CPA is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Signature

Robert E. Moore

MD/Global Head of Prime Brokerage Services and Outsourced Trading

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).